FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 1-15184

SADIA S.A.

(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

1Q09	São Paulo - May 14, 2009 - SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, releases today its results for the first quarter of 2009 (1Q09). The Company's operating and financial information are presented in thousands of reais, except where indicated otherwise, based on consolidated figures and in compliance with corporate legislation. In this release, all comparisons are made in relation to the same period in 2008 (1Q08), except where otherwise specified.

Data on May/13/2009

Sadia ON (SDIA3) = R$ 5.54/share

 Sadia PN (SDIA4) = R$ 4.50/share

 Sadia ADR (SDA) = US$ 6.40

          (1 ADR = 3 shares)

 Sadia Latibex (XSDI) = € 4.76

Market Value - Bovespa

R$ 3.1 billion

US$ 1.5 billion

Analyst Meeting

 May 15, 2009 – 3:00 p.m. (Brasília time) 2:00 p.m. (ET)

 Rua Fortunato Ferraz, 616

 São Paulo/SP

Webcast: http://ri.sadia.com.br

Conference Call (English)

 May 15, 2009 – Time: 12:00 noon (Brasília time) 11:00am (ET)

 Telephones for Connection:

 Brazil: (11) 4688-6301

 USA: (1 800) 860-2442

 Other Countries: (1 412) 858-4600

Webcast: http://ri.sadia.com.br

Investor Relations

Welson Teixeira Junior

Investor Relations Director

Phone: +55 11 2113-3047

Christiane Assis

Phone: +55 11 2113-3552

Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro

Phone: +55 11 2113-3197

Silvia.Pinheiro@sadia.com.br

Melissa Schleich

Phone: +55 11 2113-1565

melissa.schleich@sadia.com.br

Sônia Biajoli

Phone: +55 11 2113-3686

sonia.biajoli@sadia.com.br

ri@sadia.com.br

www.sadia.com.br

Ligia Montagnani

IR Consultant

Phone: (11) 3897-6405

Ligia.montagnani@firb.com

“Consolidated gross operating revenue in 1Q09 reached R$ 2.9 billion, a 10.6% increase from 1Q08. This performance is mostly related to the domestic market increases in both volume and price. The domestic sales increased 10.3% and the average price was 8.9% higher than 1Q08. In the export market, sales dropped 10.5% in relation to the same period last year. Due to credit shortage, importers have reverted to reducing greatly their inventories, which has affected Brazilian exports in the sector. Redirecting products to the domestic market has partly compensated the loss of external sales and contributed to strengthen and expand the presence of Sadia brands in Brazil, including the increase of market share in frozen and refrigerated products. Sadia's first quarter results, however, suffered from the impact of an atypical set of adjustments made in the chain of values due to the global economic crisis. Recently, though, we have felt symptoms of a slight recovery in the external markets, especially in Europe, and we believe that, beginning in the next quarter, exports should reverse the trend of 1Q09. These reasons provide support and confidence to the Company's decision of maintaining the EBITDA margin forecast between 8% and 10% this year. Another extraordinary factor that affected the company's result was the start up of operations at the new industrial units that are a part of the record investment program carried out in 2008. Production costs in these factories tend to be higher in the early stage, which has contributed to increase non-recurring costs in the first quarter of this year. The beginning of operations, on the other hand, in new regions such as Vitória de Santo Antão in the "Zona da Mata” area of Pernambuco and in Lucas do Rio Verde (MT), the Company's largest factory in Brazil, opens new perspectives of sustainable expansion in line with our strategic objectives. We are pleased to share the results of the annual survey conducted by Reputation Institute and published on the Forbes Magazine website, according to which Sadia now integrates a group of 17 companies with excellent reputation worldwide. The ranking of the Top 200 companies in reputation is based on a survey carried out in 32 countries, involving the 600 largest companies in the world. Sadia was placed fifth in the ranking of the most respected companies in the world and its Products & Services and Innovation are the aspects that contributed the most to Sadia's positive perception. Despite the persistence of the global crisis, initiatives adopted by the Company to face the new challenges coming from the economic scenario, in addition to the anti-cyclic characteristics of the food sector, reinforce our firm belief that, still during this year, performance will get back on a positive track."

Gilberto Tomazoni

Chief Executive Officer

	1Q08	1Q09	1Q09/1Q08
Gross Operating Revenue	2,587,283	2,862,535	10.6%
Domestic Market	1,387,507	1,702,361	22.7%
Export Market	1,199,776	1,160,174	-3.3%
Net Operating Revenue	2,274,529	2,458,133	8.1%
Gross Profit	538,296	386,237	-28.2%
Gross Margin	23.7%	15.7%
Operating Expenses	133,777	(58,566)	0.0%
Operating Expenses Margin	5.9%	-2.4%
Net Income	248,266	(239,196)
Net Margin	10.9%	-9.7%
EBITDA	256,937	62,502	-75.7%
EBITDA Margin	11.3%	2.5%
Exports / Gross Revenue	46.4%	40.5%

GROSS OPERATING REVENUE – R$ million

Consolidated gross operating revenue in 1Q09 reached R$ 2.9 billion, a 10.6% increase from 1Q08. This increase was mostly due to the performance of the domestic market that recorded a sales increase in volume and price.

Revenue from processed products reached R$ 1.5 billion in 1Q09, which is 17.6% higher than the same period in 2008. This amount corresponds to 51.5% of Sadia's consolidated revenue and is a result of the efforts made by the sales teams at the points-of-sale and the strength of the brand.

The greatest concentration of the Company's sales in the domestic market was record high and reached 59.5% of total sales and the equivalent to 53.1% of the total volume with growth in all segments where Sadia operates. The performance in the external market, however, dropped mainly due to the impacts of the global economic-financial crisis.

The total volume of sales decreased 0.5% in 1Q09 and totaled 530,000 metric tons. While the domestic market increased 10.3%, the external market decreased 10.5%.

SALES

	1Q08	1Q09	1Q09/1Q08
Tons	533,151	530,310	-0.5%
Processed Products	243,101	255,084	4.9%
Poultry	243,134	228,800	-5.9%
Pork	33,070	36,593	10.7%
Beef	13,846	9,833	-29.0%

R$ thousand	2,587,283	2,862,535	10.6%
Processed Products	1,254,098	1,474,276	17.6%
Poultry	989,018	931,792	-5.8%
Pork	159,843	181,671	13.7%
Beef	78,261	60,192	-23.1%
Other	106,063	214,604	102.3%

The processed products segment was responsible for 48.1% of the volume and 51.5% of Sadia's revenue, which totaled R$ 1,474.3 million. Increases in this segment were 4.9% in volume, 12.0% in the average price and consequently 17.6% in revenue. This result reflects the Company's sales actions, which includes a mix of products with higher added value.

The poultry segment accounted for 43.1% of total volume sold by the Company and was responsible for 32.6% of total revenues of R$ 931.8 million. Volumes in this segment recorded a drop of 5.9% and income dropped 5.8% in 1Q09 in relation to 1Q08 due to the imbalance between supply and demand for this protein in the external market and the world credit crisis. The average price remained stable for the comparable quarter.

Pork meat sales volume grew 10.7% from 1Q08 and the average price was 2.7% higher. Because of this, gross income grew 13.7% in 1Q09 and totaled R$ 181.7 million. The Company was able to supply a stable demand for this protein and reached the quarterly average sales level of 36 thousand metric tons.

The beef segment showed a decrease of 29.0% in sales volume, which was partly compensated by the 8.3% average price increase.  Revenues here totaled R$ 60.2 million, 23.1% less than 1Q08.

GROSS OPERATING REVENUE

Sales

Tons	1Q08	1Q09	1Q09/1Q08
Domestic Market	255,222	281,592	10.3%
Processed Products	214,128	231,069	7.9%
Poultry	27,070	32,813	21.2%
Pork	9,864	13,394	35.8%
Beef	4,160	4,316	3.8%
Export Market	277,929	248,718	-10.5%
Processed Products	28,973	24,015	-17.1%
Poultry	216,064	195,987	-9.3%
Pork	23,206	23,199	0.0%
Beef	9,686	5,517	-43.0%
Total	533,151	530,310	-0.5%

Tons	1Q08	1Q09	1Q09/1Q08
Domestic Market	1,387,507	1,702,361	22.7%
Processed Products	1,118,324	1,335,427	19.4%
Poultry	107,734	130,212	20.9%
Pork	48,402	65,006	34.3%
Beef	16,535	20,814	25.9%
Other	96,512	150,902	56.4%
Export Market	1,199,776	1,160,174	-3.3%
Processed Products	135,774	138,849	2.3%
Poultry	881,284	801,580	-9.0%
Pork	111,441	116,665	4.7%
Beef	61,726	39,378	-36.2%
Other	9,551	63,702	567.0%
Total	2,587,283	2,862,535	10.6%

Domestic Market

The volume sold in the domestic market grew 10.3% in 1Q09 and revenues totaled R$ 1.7 billion, an increase of 22.7%. The average price practiced was 8.9% higher than 1Q08. This performance reflects, among other factors, the constant drive towards better operating margins while improving the mix of products sold. The economic and credit crisis had little impact on Sadia's performance in the internal market.

The increase of 7.9% in the volume sold of processed products further consolidates the Company's presence in this segment. Gross revenue grew 19.4% and totaled R$ 1.3 billion in 1Q09, which is equivalent to 78.5% of the Company's total revenue. The highlights of this segment were the sales of refrigerated products, mainly bologna and frankfurters, as well as frozen products such as hamburgers and breaded meats. The average price practiced increased 10.7% in relation to 1Q08 mostly due to the pass-through of part of the increase with raw materials, which impacted costs.

The directing of poultry sales to the domestic market resulted in a 21.2% increase in the volume sold and a growth of 20.9% in the revenue generated by this segment, which totaled R$ 130.2 million. The average price of this protein had a slight drop of 0.3%.

Physical sales of pork, which was also impacted by being redirected to the domestic market, increased 35.8%. Revenues generated by this segment increased 34.3% and reached R$ 65.0 million in 1Q09, while the average prices charged reduced slightly by 1.2%.

Physical sales of beef evolved 3.8% and the revenue increased 25.9%, reaching R$ 20.8 million in the 1Q09. Average prices charged in this segment were 21.4% higher than 1Q08.

GROSS OPERATING REVENUE – DOMESTIC MARKET

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

Export Market

Sadia's performance in the external market followed the sector's trend and was not very favorable in 1Q09 in comparison with 1Q08. Physical sales dropped 10.5%, mostly due to the global economic-financial crisis and credit restriction in the markets of Asia and Eurasia. Gross revenue in this market totaled R$ 1.2 billion, a drop of 3.3% in relation to 1Q08. Average prices in reais increased 3.0% in relation to 1Q08. The regions that imported Sadia products the most were the Middle East and Europe with growths similar to the ones recorded in 1Q08.

Poultry sales volume fell 9.3% mainly due to the Company's distributor in Saudi Arabia having financial difficulties. Despite this, the poultry segment maintained its position of highest participation in revenue in the Company's external market, 69.1% in 1Q09 and 73.5% in 1Q08, reaching a sum of R$ 801.6 million. The products impacted the most were whole poultry. Another factor that contributed to the decrease in physical sales was stronger external competition in product sales due to high inventory levels in the sector. The average prices practiced in this segment showed to be stable in reais with a 0.2% variation in 1Q09, but a drop of 35.0% in dollar terms.

Despite the drop of 17.1% in the volume sold of processed products, the period ended with an increase of 2.3% in gross revenues for a total of R$ 138.8 million. The reason for this is that prices charged in reais increased 23.2%. There was a drop during the period of 9.8% for prices in dollars.

The volume sold in the pork segment remained stable in relation to 1Q08 due in part to the drop in demand from countries such as Ukraine and for the increase in sales to other countries such as Angola. Gross revenues from this protein increased 4.7%, totaling R$ 116.7 million. In relation to 1Q08, the average price increased 4.8% in reais while in dollars there was a decrease of 29.0%.

The beef segment was the one most affected by the decrease in the Company's export demand. The volume sold fell 43.0% and revenue generation, which totaled R$ 39.4 million, had a drop of 36.2%. The average prices charged in reais, however, increased 12.1%, while the prices in dollars fell 20.7%.

GROSS OPERATING REVENUE - EXPORT MARKET

AVERAGE PRICES – R$/KG – EXPORT MARKET

EXPORTS BY REGION

The main regions that imported the Company's products in 1Q09 were the Middle East, represented in part by the increase in sales of poultry and pork in Africa, and Europe with higher sales volumes of poultry. These regions also presented the largest evolutions in revenues when compared to the same quarter for the previous year.

NET OPERATING REVENUE

Sadia's consolidated net revenue was R$ 2.5 billion in 1Q09, an evolution of 8.1% in relation to 1Q08. The main actions that brought about this performance were the pricing policies adopted in the domestic market especially related to processed products.

GROSS PROFIT

Gross profit totaled R$ 386.2 million at the end of 1Q09 and corresponded to a drop of 28.2% in relation to the same period during the previous year and is equivalent to an 8-percentage point decrease in the gross margin when compared to last year's first quarter. This performance resulted mainly from the increase of 19.3% in the costs of the products sold due to the variation in grain prices (corn and soybeans). Other factors that affected costs negatively in 1Q09 were the technical stoppages that took place between January and February on the poultry line and the costs associated with starting-up activities (ramp-up costs) in the Vitória de Santo Antão and Lucas do Rio Verde units. These non-recurring fixed costs were not diluted because volumes to the external market were weak, which ended up impacting the gross profit.

OPERATING RESULT

The relation between operating expenses—selling, general, administrative and other expenses—and net income went from 17.8% in 1Q08 to 18.1% in 1Q09. The depreciation of the Brazilian Real against the US dollar along with the addition of the Lucas do Rio Verde factory to Sadia's logistics were the main reasons for the increase in the relation between operating expenses and net income.

Selling expenses totaled R$ 413.8 million in 1Q09, 16.4% more than in 1Q08. There was an increase of 1.2 percentage points in relation to these expenses with net income, which went from 15.6% in 1Q08 to 16.8% in 1Q09. This is explained by the increase in freight with the operations in the Lucas do Rio Verde factory.

General and administrative expenses totaled R$ 33.5 million in 1Q09. They represented an increase of 7.6% due to costs related to adjustments in the administrative framework in relation to the same period of 2008. Its relation to net revenue remained at 1.4%.

The Company ended up with an operating loss before financial expenses and equity pickup (EBIT) of R$ 58.6 million in 1Q09 while 1Q08 showed a profit of R$ 133.8 million.

Earnings before interest, taxes, depreciations and amortizations (EBITDA) in 1Q09 totaled R$ 62.5 million, a 75.7% drop in relation to 1Q08. The EBITDA margin reached 2.5% and represented a reduction of 8.8 percentage points when compared to 1Q08, mostly due to the following non-recurring events: technical stoppages and elimination of breeders in January and February, ramp-up costs in the Lucas do Rio Verde and Vitória de Santo Antão units and the sell down of inventory at higher grain prices.

EBITDA - R$ million
EBITDA Margin
843
896
658
1,172
1,164
257
63
13.4%
12.2%
9.6%
13.5%
10.9%
11.3%
2.5%
2004
2005
2006
2007
2008
1Q08
1Q09

EBITDA CALCULATION = EBIT + DEPRECIATION AMORTIZATION + EMPLOYEE PROFIT SHARING
	1Q08	1Q09
EBIT	133,777	-58,566
(+)DEPRECIATION/AMORTIZATION	97,390	120,068
(+)EMPLOYEE PROFIT SHARING	23,113	391
(+)NON RECURRENT RESULTS	2,657	609
EBITDA	256,937	62,502
EBITDA MARGIN	11.3%	2.5%

FINANCIAL RESULT

	1Q08	1Q09
Interest	(30.9)	(122.9)
Net Results of Investment Funds	0.0	(54.5)
Foreign Currency Exchange Variation on Assets and Liabilities	36.5	(71.2)
Exchange variations on derivatives	83.9	0.0
Others	0,6	(11.4)
NET FINANCIAL RESULTS	90.2	(260.0)

Sadia's net financial result was negative R$ 260 million in 1Q09 against a positive R$ 90.2 million in 1Q08.

The largest financial expense, R$ 122.9 million, refers to interest payments on loans and the next highest was the non-cash expense of R$ 71.2 million due to the Company’s gain and loss variations in foreign currency.

The amount of outstanding contracts relating to foreign exchange derivatives indexed to the U.S. dollar and their notionals and mark to market are shown in the next page. The results of these derivative instruments have already been accounted for in the income statement on December 31,2008 according to Law 11638.

	"NOTIONAL" US$ mm	Mark-to-Market R$ mm
Short USD, NDF, Target Forward, Short USD call options	(1,831.7)	(963.8)
Long USD, NDF, Target Forward, Long USD call options	1,684.2	187.1
Net-Short USD	(147.5)	(776.8)

The maturities of future currency contracts and U.S. dollar options, long and short positions, as well as the corresponding considerations of the outstanding transactions at the base date of March 31, 2009 are disclosed in the Financial Notes No. 23.

INDEBTEDNESS - R$ MILLIONS

	ASSETS	LIABILITIES	NET DEBT
SHORT TERM	2,428.6	5,668.5	3,239.9
Local Currency	818.8	1,797.5	978.7
Foreign Currency	1,609.8	3,871.0	2,261.2
LONG TERM	159.9	3,734.9	3,574.9
Local Currency	159.9	1,116.7	956.8
Foreign Currency	0.0	2,618.1	2,618.1
NET FINANCIAL INDEBTEDNESS	2,588.6	9,403.4	6,814.8

The Company ended 1Q09 with net financial indebtedness of R$ 6.8 billion, represented by various financing modes. In order to equate the current equity and financial status caused by the increase in financial indebtedness, the Management has been seeking to structure its short-term financial liabilities. The main negotiations are as follows:

•

The advances on export contracts (ACC), in the amount of R$ 2.1 billion, are being negotiated with the creditor banks and the amounts with maturities in April and May in the amount of R$ 625.0 million were renegotiated for a period of 120 and 360 days at market rates.

•

In the financing lines for exports referring to the export credit note – NCE in the amount of R$ 1.2 billion with the maturity date concentrated in September, 2009 the amount of R$ 35.0 million was renegotiated for a term of 180 days.

•

The Company closed the financing contract with Banco do Nordeste in an approved amount of R$ 244.4 million for a term of 12 years with a four-year grace period. The disbursement schedule forecasts R$ 161.8 million in May, 2009, R$ 44.2 million in June, and R$ 38.4 million in August. The amount will be used for cash recomposition as the investment in Vitória de Santo Antão was paid in advance with the Company´s own resources.

NET DEBT TO EBITDA*

* Last 12 months

NET/LOSS INCOME

Sadia had a net loss of R$ 239.2 million in the 1Q09 and for the same period last year a profit of R$ 248.3 million was recorded.

439
657
377
768
248
7.0%
9.0%
5.5%
8.8%
-23.2%
10.9%
-9.7%
2004
2005
2006
2007
2008
1Q08
1Q09
(2,485)
(239)
NET INCOME - R$ million
Net Margin

CAPITAL EXPENDITURES - R$ MILLION

Sadia´s investments totaled R$ 170.3 million in 1Q09, 60.1% less when compared to the R$ 427.1 million invested in 1Q08. Processed products was the segment that most received resources, R$ 72.0 million representing 42.3% of the total invested, followed by the poultry segment that received R$ 60.4 million, which is 35.5% of the total. For pork it was R$ 33.4 million (19.6%), R$ 66 thousand in beef, and in other areas investments totaled R$ 4.4 million (2.6%).

Investments made at the end of 2008 ensure an expansion of 25% in the installed capacity of production and therefore there will be no need for new large investments in coming years to be able to sustain a future increase in demand both from the domestic and export markets.

CAPITAL MARKET

São Paulo Stock Exchange

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange (Ibovespa). In this portfolio that lists 64 papers, the relative weight in this index for the four-month period of January to April of 2009 increased from 1.04% in the previous period to 1.14%.

Sadia’s shares are included in the Index of Shares with Differentiated Corporate Governance (IGC), the Index of Shares with Tag-Along Rights (ITAG), and the Corporate Sustainability Index (ISE).

Sadia preferred shares [SDIA4] had a year-to-date devaluation of 69.8% in the last twelve months up to March 31, 2009 and Ibovespa fell by 32.9%. The daily average financial volume in 1Q09 fell by 32.1% in relation to 1Q08, reaching R$ 16.5 million compared to R$ 24.4 million in the same quarter for the previous year.

Sadia PN vs. Ibovespa
Base 100 = 03/31/2008
67.1
30.2
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
Sadia
IBOVESPA

BREAKDOWN BY TYPE OF INVESTOR - BOVESPA

 (MARCH/2009)

New York Stock Exchange

Sadia [SDA] Level II ADRs devalued by 76.8% in U.S. dollars, while the Dow Jones Index devalued by 38.0% in the last twelve months. The average daily trading volume in the quarter dropped 79.7% in relation to the same period in 2008 reaching US$ 1.7 million. ADRs represented 17.6% of the total Sadia preferred shares on March 31.

Sadia ADR vs. Dow Jones
Base 100 = 03/31/2008
62.0
23.2
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
Sadia ADR
Dow Jones

Latibex

Sadia PN shares have been listed on Latibex [XSDI] since November 15, 2004. This market trades Latin American securities on the Madrid Stock Exchange. From March 31, 2008 to March 31, 2009 the shares devalued by 71.9%. The average daily trading volume in the quarter for 2009 was € 185.6 thousand a 9.3% growth over the same period of the previous year when the average daily trading volume was € 169.8 thousand. These shares represented 0.2% of the total Sadia preferred shares at March 31.

MARKET DATA - BOVESPA	1Q08	1Q09	1Q09/1Q08
Sadia Common Shares / SDIA3 - thousands (Free Float = 41.4%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 93.0%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73.5%)	683,000	683,000
Closing Price - R$/share SDIA3	10.00	4.76	-52.4%
Closing Price - R$/share SDIA4	10.40	3.14	-69.8%
Mkt. Capitalization - R$ millions	7,103.2	2,144.6	-69.8%
Volume of Shares Traded - thousand	147,322	321,313	118.1%
Daily Average Volume of Shares Traded - thousand	2,455	5,267
Financial Volume Traded - R$ million	1,461.0	1,008.4	-31.0%
Daily Average Financial Volume Traded - R$ million	24.4	16.5
	-	-

MARKET DATA - NYSE	1Q08	1Q09	1Q09/1Q08
Total Outstanting ADR´s - thousands (¹)	33,533,559	24,982,800	-25.5%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹)	17.79	4.12	-76.8%
Mkt. Capitalization - US$ millions(¹)	596,562.0	102,929.1	-82.7%
Volume of Shares Traded (¹)	21,384,157	25,452,040	19.0%
Daily Average Volume of Shares Traded (¹)	350,560	417,247
Financial Volume Traded - US$ thousand	509,075	103,431	-79.7%
Daily Average Financial Volume Traded - US$ thousand	8,345.5	1,695.6
(¹) The ratio was altered from 10 preferred shares per ADS to 3 Preferred Shares per ADS
Souces: Sadia, Bovespa and NYSE

PERSPECTIVES

Sadia inaugurated on March 23rd, its first unit in the Northeastern region located in the city of Vitória de Santo Antão (PE). The ceremony was attended by the President of the Federative Republic of Brazil, Luiz Inácio Lula da Silva and by the Governor of the State of Pernambuco, Eduardo Campos. This project received investments of about R$ 300 million and should generate 1,500 direct jobs and about 4,000 indirect jobs when it is fully operational. This plant will produce meat products such as cooked sausage, bologna, ham, frankfurters and cold cuts. The capacity of this unit is 150,000 metric tons/year and when it is operating at full capacity should generate additional annual revenues of around R$ 400 million for the company.

The Lucas do Rio Verde factory began its hog slaughtering operations in the month of February to be used in the processed products production and could reach the level of 5,000 heads per day when it is operating at full capacity. In the second phase of implementation of the processed products factory, the Lucas production will reach 100,000 metric tons a year of processed products such as bacon, bologna, and smoked sausage. The first phase is already completed and has an annual capacity of almost 60,000 metric tons. The main destinations of these products are the city of São Paulo and states in the Northeast.

The results generated by the Company in March show signs of improvement for the performance during the next quarters, especially in relation to exports. Countries in Europe and the Middle East, for example, have been showing an increase in demand for poultry.

ADMINISTRATIVE PLANS

In the opinion of the Company's management, the decisions taken in the operational area at the end of 2008 and beginning of 2009 will begin to generate positive impacts for the Company beginning the second quarter of 2009.

In the corporate area, analyses are under way of possible capitalization operations by means of selling shares and/or association with other Companies.

The Company's strategic plan is in progress and the results should generate positive impacts in the future. However, the Company depends on the capacity to renegotiate its short-term debts and the success of the actions described above to maintain its operations.

The Company's Administration believes that these measures will bring the expected results and will be capable of balancing the short-term financial flow.

RELATIONSHIP WITH INDEPENDENT AUDITORS

The contracting of any other service other than external auditing with our independent auditors is the responsibility of the Auditing Committee, which is an organ of the Company's Board of Directors. Before making a decision, the Committee will basically evaluate the existence of conflict of interests as stated in articles 22 and 23 of CVM Ruling No. 308/99 and CFC Resolution No. 961/03.

The independent auditors did not provide any other services during the period other than those related to external auditing.

Report 20-F 2007 is filed and is available upon request, free of charge, from http://ri.sadia.com.

EVENTS ON MAY 15 (FRIDAY)

National: Conference Call
Time: 3:00 pm (Brasília time) 2:00 pm (ET)
Telephones for connection:
Brazil: (11) 4688-6301

International: Conference Call
Time: 12:00 noon (Brasília time) 11:00am (ET)
Telephones for connection:
Brazil: (11) 4688-6301
USA: (1 800) 860-2442
Other countries: (1 412) 858-4600

The audio and teleconference session of the meeting will be broadcast live on internet along with a slide presentation on the website http://ri.sadia.com.br

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, on the overall economic performance of Brazil, on the industry, and on the international markets, being therefore subject to change.
EBITDA represents the net income (loss) before the financial result, social contribution, income tax, depreciation, and amortization. EBITDA should not be considered as an alternative to net income (loss), as an indicator of the Company's operating performance, or as an alternative to cash flow as an indicator of liquidity. The Company's management believes that EBITDA provides a useful measure to evaluate its operating performance and to compare it with other companies. However, it is important to bear in mind that EBITDA is not a measure recognized under Brazilian accounting principles and it may be defined and calculated differently by other companies.
The Company's financial information hereby presented is in compliance the criteria of Brazil's corporate legislation based on the financial information audited. The non-financial information as well as other operating information were not the object of special review by the independent auditors.

ANNEX I

INCOME STATEMENT - CONSOLIDATED

1Q08		1Q09		1Q09/1Q08
R$ '000%		R$ '000%		%
Gross Operating Revenue
2,587,283	113.8%	2,862,535	116.5%	10.6%
   Domestic Market
1,387,507	61.0%	1,702,361	69.3%	22.7%
   Export Market
1,199,776	52.7%	1,160,174	47.2%	-3.3%
(-) Sales Tax and Services Rendered
(312,754)	-13.8%	(404,402)	-16.5%	29.3%
Net Operating Revenue
2,274,529	100.0%	2,458,133	100.0%	8.1%
   Cost of Goods Sold and Services Rendered
(1,736,233)	-76.3%	(2,071,896)	-84.3%	19.3%
Gross Profit
538,296	23.7%	386,237	15.7%	-28.2%
   Selling Expenses
(355,445)	-15.6%	(413,773)	-16.8%	16.4%
   Management Compensation
(4,531)	-0.2%	(4,454)	-0.2%	-1.7%
   Administrative Expenses
(31,078)	-1.4%	(33,445)	-1.4%	7.6%
   Employees Profit Sharing
(23,113)	-1.0%	(391)	0.0%	-98.3%
   Others Operating Results
12,305	0.5%	7,869	0.3%	-36.1%
   Non-Recurring Results
(2,657)	-0.1%	(609)	0.0%	-77.1%
Earnings Before Interest and Taxes
133,777	5.9%	(58,566)	-2.4%	-143.8%
   Financial Result, Net
90,169	4.0%	(260,276)	-10.6%	-388.7%
   Equity Pick Up
0	0.0%	(235)	0.0%	-
Income Before Taxes
223,946	9.8%	(318,842)	-13.0%	-242.4%
   Income Tax and Social Contribution
25,607	1.1%	74,728	3.0%	191.8%
Net Income before Minority Interest
249,553	11.0%	(244,114)	-9.9%	-197.8%
   Minority Interest
1,287	0.1%	(4,918)	-0.2%	-482.1%
Net Income
248,266	10.9%	(239,196)	-9.7%	-196.3%
EBITDA
256,937	11.3%	62,502	2.5%	-75.7%

ANNEX II

BALANCE SHEET- CONSOLIDATED

R$ Thousand
December 08	March 09
 ASSETS

Current Assets
7,637,176	5,318,083
  Cash and Cash Equivalents
2,163,998	1,360,434
  Trade Accounts Receivable
790,467	559,013
  Recoverable Taxes
574,787	493,686
  Inventories
1,851,020	1,720,965
  Marketable Securities
1,345,330	845,875
  Other Credits
98,255	115,808
  Future Contracts Accounts Receivable
813,319	222,302
Non-Current Assets
6,021,815	6,059,707
  Marketable Securities
270,332	159,945
  Recoverable Taxes
1,122,374	323,048
  Other Credits
147,076	1,087,595
  Investments
15,304	15,184
  Property, Plant and Equipment
4,199,901	4,218,207
  Intangible
138,113	135,194
  Deferred Charges
128,715	120,534
Total Assets
13,658,991	11,377,790
LIABILITIES

Current Liabilities
8,418,017	7,009,940
  Loans and Financing
4,164,391	4,272,166
  Future Contracts Accounts Payable
2,777,054	1,396,354
  Suppliers
918,687	876,485
  Salaries and Social ChargesPayable
164,453	157,966
  Taxes Payable
70,568	76,216
  Dividends
3,901	832
  Operating Liabilities
318,963	229,921
Non-Current Assets
4,776,135	4,140,280
  Loans and Financing
4,384,745	3,734,866
  Operating Liabilities
391,390	405,414
Minority Interest in Subsidiaries
53,955	50,601
Shareholder's Equity
410,884	176,969
  Paid - Up Capital
2,000,000	2,000,000
  Retained earnings
(1,622,392)	(1,861,588)
  Acumulative Translation Adjustments
33,276	38,557
Total Liabilities and Equity
13,658,991	11,377,790

ANNEX III

CASH FLOW

March 2008	March 2009
Net Income for the period
248,266	(239,196)
Adjustments to reconcile net income to cash generated by operating activities:

  Variation in minority interest
(5,535)	(3,354)
  Depreciation, amortization and depletion
92,510	120,068
  Accrued interest, net of paid interest
139,925	294,855
  Result of allocated derivative instruments, net
(117,429)	-
  Goodwill amortization
4,880	-
  Equity in earnings of subsidiaries
-	235
  Deferred taxes
(71,246)	(75,025)
  Contingencies
(4,042)	2,016
  Result from the disposal of permanent assets
1,072	1,005
Variation in operating assets and liabilities:

  Trade accounts receivable
59,334	231,454
  Inventories
(319,893)	130,055
  Recoverable taxes and other
(193,274)	(42,565)
  Interests and exchange variation
(62,913)	(169,254)
 Judicial deposits
(12,951)	2,049
  Suppliers
141,521	(42,202)
  Advances from subsidiaries
-	-
  Taxes payable, salaries payable and others
44,571	(86,047)
Net cash generated by operating activities
(55,204)	124,094
Investment activities:

  Funds from the sale of permanent assets
528	270
  Goodwill
(43,242)	-
  Interests and exchange variation
20,785	60,238
  Purchase of property, plant and equipment
(410,676)	(167,431)
  Purchase of intangible assets
(44)	(2,826)
 Purchase of deferred charges
(16,345)	-
  Acquisition of subsidiary, net cash
(33,800)	-
  Receivables from future contracts
134,948	267,331
  Short-term investments
(481,575)	(1,489,852)
  Redemption of investments
428,036	2,027,070
Cash applied in investments activities
(401,385)	694,800
Loan activities:

  Loans received
633,378	1,106,355
  Loans paid
(172,537)	(1,601,700)
  Payables from future contracts
(48,805)	(1,127,103)
  Dividends paid
(131,978)	(10)
Net cash from loan activities
280,058	(1,622,458)
Cash at beginning of the period
680,655	2,163,998
Cash at end of the period
504,124	1,360,434
Net decrease of cash
(176,531)	(803,564)